                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)
       (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                                     -------

                        Change Technology Partners, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   159 111 103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               September 12, 2000
     ----------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]  Rule 13d-1(b)

         [x]  Rule 13d-1(c)

         [ ]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------                    -----------------------------
CUSIP NO. 159 111 103                     13G             Page 2 of 10 Pages
-------------------------------                    -----------------------------

--------------------------------------------------------------------------------
   1       NAME(S) OF REPORTING PERSON(S)
           S.S. OR I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S)

           Metropolis Venture Partners I, LP

--------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [ ]
                                                                       (b)  [ ]


--------------------------------------------------------------------------------
   3       SEC USE ONLY


--------------------------------------------------------------------------------
   4       CITIZENSHIP OR PLACE OF ORGANIZATION

           A Delaware Limited Partnership
================================================================================
                             5      SOLE VOTING POWER

                                    -0- shares of Common Stock
       NUMBER OF
        SHARES              ----------------------------------------------------
     BENEFICIALLY            6      SHARED VOTING POWER
       OWNED BY                     8,000,000 shares of Common Stock(1).
         EACH
       REPORTING
        PERSON              ----------------------------------------------------
         WITH                7      SOLE DISPOSITIVE POWER
                                    -0- shares of Common Stock

                            ----------------------------------------------------
                             8      SHARED DISPOSITIVE POWER
                                    8,000,000 shares of Common Stock(1).

================================================================================
   9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           8,000,000 shares of Common Stock(1).
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES

           Not Applicable.
--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           15.1%
--------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON

           PN
--------------------------------------------------------------------------------

-------
(1) Represents 8,000,000 shares of Common Stock issuable upon conversion of 200,000 shares of Series B Preferred Stock.

-------------------------------                    -----------------------------
CUSIP NO. 159 111 103                     13G             Page 3 of 10 Pages
-------------------------------                    -----------------------------

--------------------------------------------------------------------------------
   1       NAME(S) OF REPORTING PERSON(S)
           S.S. OR I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S)

           Metropolis Capital Partners LLC

--------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [ ]
                                                                       (b)  [ ]


--------------------------------------------------------------------------------
   3       SEC USE ONLY


--------------------------------------------------------------------------------
   4       CITIZENSHIP OR PLACE OF ORGANIZATION

           a Delaware limited liability company

================================================================================
                             5      SOLE VOTING POWER

                                    -0- shares of Common Stock
       NUMBER OF
        SHARES              ----------------------------------------------------
     BENEFICIALLY            6      SHARED VOTING POWER
       OWNED BY                     8,000,000 shares of Common Stock(2).
         EACH
       REPORTING
        PERSON              ----------------------------------------------------
         WITH                7      SOLE DISPOSITIVE POWER
                                    -0- shares of Common Stock

                            ----------------------------------------------------
                             8      SHARED DISPOSITIVE POWER
                                    8,000,000 shares of Common Stock(2).

================================================================================
   9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           8,000,000 shares of Common Stock(2).
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES

           Not Applicable.
--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           15.1%
--------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON

           CO
--------------------------------------------------------------------------------

-------
(2) Represents 8,000,000 shares of Common Stock issuable upon conversion of 200,000 shares of Series B Preferred Stock.

-------------------------------                    -----------------------------
CUSIP NO. 159 111 103                     13G             Page 4 of 10 Pages
-------------------------------                    -----------------------------

--------------------------------------------------------------------------------
   1       NAME(S) OF REPORTING PERSON(S)
           S.S. OR I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S)

           Jonathan M. Lewis

--------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [ ]
                                                                       (b)  [ ]


--------------------------------------------------------------------------------
   3       SEC USE ONLY


--------------------------------------------------------------------------------
   4       CITIZENSHIP OR PLACE OF ORGANIZATION

           A United States citizen

================================================================================
                             5      SOLE VOTING POWER

                                    -0- shares of Common Stock
       NUMBER OF
        SHARES              ----------------------------------------------------
     BENEFICIALLY            6      SHARED VOTING POWER
       OWNED BY                     8,000,000 shares of Common Stock(3).
         EACH
       REPORTING
        PERSON              ----------------------------------------------------
         WITH                7      SOLE DISPOSITIVE POWER
                                    -0- shares of Common Stock

                            ----------------------------------------------------
                             8      SHARED DISPOSITIVE POWER
                                    8,000,000 shares of Common Stock(3).

================================================================================
   9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           8,000,000 shares of Common Stock(3).
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES

           Not Applicable.
--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           15.1%
--------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------


-------
(3) Represents 8,000,000 shares of Common Stock issuable upon conversion of 200,000 shares of Series B Preferred Stock.

-------------------------------                    -----------------------------
CUSIP NO. 159 111 103                     13G             Page 5 of 10 Pages
-------------------------------                    -----------------------------

--------------------------------------------------------------------------------
   1       NAME(S) OF REPORTING PERSON(S)
           S.S. OR I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S)

           Jonathan Lipton

--------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [ ]
                                                                       (b)  [ ]


--------------------------------------------------------------------------------
   3       SEC USE ONLY


--------------------------------------------------------------------------------
   4       CITIZENSHIP OR PLACE OF ORGANIZATION

           A United States citizen

================================================================================
                             5      SOLE VOTING POWER

                                    -0- shares of Common Stock
       NUMBER OF
        SHARES              ----------------------------------------------------
     BENEFICIALLY            6      SHARED VOTING POWER
       OWNED BY                     8,000,000 shares of Common Stock(4).
         EACH
       REPORTING
        PERSON              ----------------------------------------------------
         WITH                7      SOLE DISPOSITIVE POWER
                                    -0- shares of Common Stock

                            ----------------------------------------------------
                             8      SHARED DISPOSITIVE POWER
                                    8,000,000 shares of Common Stock(4).

================================================================================
   9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           8,000,000 shares of Common Stock(4).
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES

           Not Applicable.
--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           15.1%
--------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

-------
(4) Represents 8,000,000 shares of Common Stock issuable upon conversion of 200,000 shares of Series B Preferred Stock.

-------------------------------                    -----------------------------
CUSIP NO. 159 111 103                     13G             Page 6 of 10 Pages
-------------------------------                    -----------------------------

Item 1(a)         Name of Issuer
                  --------------

                  Change Technology Partners, Inc.


Item 1(b)         Address of Issuer's Principal Executive Offices
                  -----------------------------------------------

                  20 Dayton Avenue
                  Greenwich, Connecticut  06830

Item 2(a)         Names of Persons Filing
                  -----------------------

                  Metropolis Venture Partners I, LP ("MVP"); Metropolis Capital Partners, LLC ("MCP"); Jonathan M. Lewis; Jonathan Lipton.

                  MCP is the sole General Partner of MVP. Messrs. Lewis and Lipton are the Managing Partners of MCP.

Item 2(b)         Address of Principal Business Office or, if none, Residence
                  -----------------------------------------------------------

                  The address of the principal business office of MVP, MCP and Messrs. Lewis and Lipton is 666 Third Avenue, New York, New York 10017.

Item 2(c)         Citizenship
                  -----------

                  MVP is a limited partnership organized under the laws of the State of Delaware. MCP is a limited liability company organized under the laws of the State of Delaware. Each of Messrs. Lewis and Lipton is a United States citizen.

Item 2(d)         Title of Class of Securities
                  ----------------------------

                  Common Stock

Item 2(e)         CUSIP Number
                  ------------

                  159 111 103

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a
                  --------------------------------------------------------


         (a)      [ ]      Broker or dealer registered under Section 15 of the
                           Act (15 U.S.C. 78o).

         (b)      [ ]      Bank as defined in section 3(a)(6) of the Act
                           (15 U.S.C. 78c).

         (c)      [ ]      Insurance company as defined in Section 3(a)(19) of
                           the Act (15 U.S.C. 78c).

-------------------------------                    -----------------------------
CUSIP NO. 159 111 103                     13G             Page 7 of 10 Pages
-------------------------------                    -----------------------------

         (d)      [ ]      Investment company registered under Section 8 of the
                           Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e)      [ ]      An investment Adviser in accordance with ss.240.13d-1
                           (b)(1)(ii)(E).

         (f)      [ ]      An employee benefit plan or endowment fund in
                           accordance with ss.240.13d-1(b)(1)(ii)(F).

         (g)      [ ]      A parent holding company or control person in
                           accordance with ss.240.13d-1(b)(1)(ii)(G).

         (h)      [ ]      A savings associations as defined in Section 3(b) of
                           the Federal Deposit Insurance Act (12 U.S.C. 1813).

         (i)      [ ]      A church plan that is excluded from the definition
                           of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

         (j)      [ ]      Group, in accordance with ss.240.13d-1(b)(1)(ii)(J)

Item 4.           Ownership
                  ---------

         (a)      Amount Beneficially Owned:

         Each of MVP and MCP may be deemed to beneficially own 8,000,000 shares of Common Stock issuable upon conversion of 200,000 shares of Series B Preferred Stock. MVP is the record owner of such shares. Additionally, in their capacities as individual managing partners of MCP, each of Messrs. Lewis and Lipton may be deemed to beneficially own 8,000,000 shares of Common Stock issuable upon conversion of 200,000 shares of Series B Preferred Stock.

         (b)      Percent of Class:

         MVP: 15.1%;  MCP: 15.1%;  Mr. Lewis:  15.1% and Mr. Lipton:  15.1%.
         The foregoing percentages are calculated based upon the number of outstanding shares of Common Stock set forth in the Issuer's Proxy Statement filed with the Securities and Exchange Commission on August 11, 2000.

         (c)      Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote: 0 shares for MVP, 0 shares for MCP, 0 shares for Mr. Lewis and 0 shares for Mr. Lipton.

-------------------------------                    -----------------------------
CUSIP NO. 159 111 103                     13G             Page 8 of 10 Pages
-------------------------------                    -----------------------------

                  (ii) shared power to vote or to direct the vote: MVP:
8,000,000 shares of Common Stock issuable upon conversion of 200,000 shares of Series B Preferred Stock; MCP: 8,000,000 shares of Common Stock issuable upon conversion of 200,000 shares of Series B Preferred Stock; Mr. Lewis: 8,000,000 shares of Common Stock issuable upon conversion of 200,000 shares of Series B Preferred Stock; Mr. Lipton: 8,000,000 shares of Common Stock issuable upon conversion of 200,000 shares of Series B Preferred Stock.

                  (iii) sole power to dispose or to direct the disposition of: 0 shares for MVP, 0 shares for MCP, 0 shares for Mr. Lewis and 0 shares for Mr. Lipton.

                  (iv) shared power to dispose or to direct the disposition of:
MVP: 8,000,000 shares of Common Stock issuable upon conversion of 200,000 shares of Series B Preferred Stock; MCP: 8,000,000 shares of Common Stock issuable upon conversion of 200,000 shares of Series B Preferred Stock; Mr. Lewis: 8,000,000 shares of Common Stock issuable upon conversion of 200,000 shares of Series B Preferred Stock; Mr. Lipton: 8,000,000 shares of Common Stock issuable upon conversion of 200,000 shares of Series B Preferred Stock.

Each of MVP, MCP and Messrs. Lewis and Lipton expressly disclaim beneficial ownership of any shares of Common Stock of the Issuer reported herein to be beneficially owned by them except to the extent of their pecuniary interest.

Item 5.           Ownership of Five Percent or Less of a Class
                  --------------------------------------------


         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6.          Ownership of More than Five Percent on Behalf of Another Person
                 ---------------------------------------------------------------

         Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
                 Holding Company
                 --------------------------------------------------------------


         Not applicable.

Item 8.          Identification and Classification of Members of the Group
                 ---------------------------------------------------------


         Not applicable.

Item 9.          Notice of Dissolution of Group
                 -------------------------------

         Not applicable.

-------------------------------                    -----------------------------
CUSIP NO. 159 111 103                     13G             Page 9 of 10 Pages
-------------------------------                    -----------------------------

Item 10. Certification
         -------------

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated September 18, 2000                    METROPOLIS VENTURE PARTNERS I, LP

                                            By: Metropolis Capital Partners LLC


                                            /s/ Jonathan M. Lewis
                                            -----------------------------------
                                            Jonathan M. Lewis
                                            Managing Partner


Dated September 18, 2000                    METROPOLIS CAPITAL PARTNERS LLC


                                            By: /s/ Jonathan M. Lewis
                                               --------------------------------
                                                Jonathan M. Lewis
                                                Managing Partner


                                            By: /s/ Jonathan Lipton
                                                -------------------------------
                                                Jonathan Lipton
                                                Managing Partner

-------------------------------                    -----------------------------
CUSIP NO. 159 111 103                     13G             Page 10 of 10 Pages
-------------------------------                    -----------------------------



                                    Exhibit I

         Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required on Schedule 13G need be filed with respect to ownership by each of the undersigned of shares of Common Stock of Change Technology Partners, Inc.

         This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Dated September 18, 2000


                                        METROPOLIS VENTURE PARTNERS I, LP

                                        By: Metropolis Capital Partners LLC


                                        /s/ Jonathan M. Lewis
                                        ---------------------------------------
                                        Jonathan M. Lewis
                                        Managing Partner

                                        METROPOLIS CAPITAL PARTNERS LLC


                                        By: /s/ Jonathan M. Lewis
                                            -------------------------------
                                            Jonathan M. Lewis
                                            Managing Partner


                                        By: /s/ Jonathan Lipton
                                           --------------------------------
                                           Jonathan Lipton
                                           Managing Partner